United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.

         RE:      FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
                  REGISTRATION STATEMENT ON FORM S-1 FILED APRIL
                  20, 2005 FILE NO, 333-124206

Dear Ms. Grant:

     On behalf of Fusion Telecommunications International, Inc., electronically transmitted please find Amendment No. 1, which has been marked to show changes from the original filing. This response letter has been numbered to coincide with your comment letter.

COMMENT 1: PLEASE IDENTIFY KARAMCO AS AN UNDERWRITER ON THE COVER PAGE OF THE PROSPECTUS.

Response: We have added disclosure identifying Karamco as an underwriter. Please see the cover page of the prospectus.

COMMENT 2: PLEASE INCLUDE FINANCIAL INFORMATION FOR THE INTERIM PERIOD ENDED MARCH 31, 2005.

Response : We have included financial information for the interim period ended March 31, 2005 throughout the prospectus.

COMMENT 3: WE NOTE THAT THE REGISTRATION STATEMENT FEE TABLE REGISTERS 150,000 SHARES OF COMMON STOCK, BUT PAGE 3 IN THE SUMMARY SUGGESTS KARAMCO IS OFFERING 157,000 SHARES. PLEASE ADVISE OR REVISE.

Response 3: We have revised the "Securities Offered" line item in the Offering section to indicate 150,000 shares of common stock. Please see page 3.

COMMENT 4: ALSO, REVISE THE OFFERING TABLE ON PAGE 3 TO REFLECT THE NUMBER OF SHARES OF COMMON STOCK THAT WILL BE OUTSTANDING AFTER THE SHARES BEING REGISTERED ARE SOLD BY KARAMCO, AND ENSURE THAT YOUR DISCLOSURE CONCERNING THE AMOUNT OF OUTSTANDING COMMON STOCK IS CONSISTENT THROUGHOUT THE PROSPECTUS.

Response: The Company will have the same amount of shares outstanding before the offering and after the offering. The 150,000 shares were deemed outstanding when issued to Karamco in January 2005. The Company is registering these shares for resale on behalf on Karamco.

COMMENT 5: PLEASE INDICATE WHETHER YOU FACE MATERIAL ADVERSE CONSEQUENCES DUE TO YOUR HAVING BEEN "DELINQUENT IN SUCH FINANCIAL, FILING AND REPORTING OBLIGATIONS AND REQUIRED FILINGS IN THE PAST INCLUDING, BUT NOT LIMITED TO, FEDERAL COMMUNICATIONS COMMISSION AND UNIVERSAL SERVICE FUND REPORTS AND PAYMENTS." TO THE EXTENT POSSIBLE, QUANTIFY THE CONSEQUENCES TO YOU; ALSO INDICATE WHEN YOU BECAME DELINQUENT.

Response: As a telecommunications company, we are required to file numerous administrative reports, (i.e. revenue reporting, regulatory fees, etc.) to the FCC and various public service commissions.

Other than the obligation of a subsidiary that is no longer active, Intercontinental Communications Group, Inc. ("ICG") , to pay approximately $325,000 to the Universal Service Fund, which we have fully reserved on our financial statements, we do not believe, and we have not been put on notice, that we face material adverse consequences due to having been delinquent in financial, filing, reporting or payment obligations in the past. We are currently in discussions with the Universal Service Fund and expect to resolve this matter amicably in the near future. We have not conducted business through ICG since September 15, 2001, when we sold the customer base to another entity.

If the FCC, a particular state public service commission or regulatory authority decides to investigate or charge us for failing to timely file reports or pay taxes or fees, it may fine us and/or revoke our license(s), but we have no reason to believe that any such investigation or charge is forthcoming. We have had success working with the FCC and state public service commissions to file our delinquent reports and surrendering ICG's operating authority and are working diligently to file all delinquent reports, a majority of which are related to ICG that arose after we sold the customer base in 2001.

COMMENT 6: PLEASE REVISE NOTE 7 TO THE SECURITY OWNERSHIP TABLE TO INDICATE HOW MANY OF THE 1,439,643 SHARES THAT YOU HAVE ATTRIBUTED TO ROGER KARAM RELATE TO THE JANUARY 2005 STOCK PURCHASE AGREEMENT, AS AMENDED. CONFIRM TO US IN YOUR RESPONSE LETTER THAT NONE OF THE 150,000 SHARES BEING REGISTERED IN THIS FORM S-1 ARE BEING HELD IN ESCROW PENDING THE DETERMINATION OF THE PURCHASE PRICE OF THE 49.8% MINORITY INTEREST IN EFONICA. FINALLY, TELL US WHY THE TABLE INDICATES THAT MR. KARAM BENEFICIALLY OWNS THE

SAME AMOUNT OF SHARES AS DISCLOSED IN THE FORM S-1 RELATING TO THE COMPANY'S IPO, THOUGH YOUR DISCLOSURE ELSEWHERE INDICATES THAT YOU ISSUED TO KARAMCO ADDITIONAL SHARES AT THE CLOSING OF THE IPO.

Response: We have revised note 7 to the security ownership table to indicate that all 1,439,643 shares of our common stock attributed to Mr. Roger Karam relate to the January 2005 stock purchase agreement. Please see page 53. After the offering, Mr. Karam will beneficially own 1,289,643 share of our common stock. The 150,000 shares being registered are not part of the 675,581 shares of our common stock issued to Karamco which are being held in escrow pending final valuation of the joint venture after February 28, 2006.

COMMENT 7: WE NOTE YOUR STATEMENT ON PAGE 58 THAT THE "SELLING SECURITYHOLDER, AND ANY BROKER-DEALERS THAT ACT IN CONNECTION WITH THE SALE OF THE SHARES OF COMMON STOCK MIGHT BE DEEMED TO BE "UNDERWRITERS" WITHIN THE MEANING OF SECTION 2(11) OF THE SECURITIES ACT." REVISE TO STATE THAT KARAMCO IS AN UNDERWRITER AND TO REMOVE ANY SUGGESTION IN THE SECTION THAT NO UNDERWRITERS ARE INVOLVED IN THE RESALE. IN ADDITION, PLEASE NOTE THAT YOU MUST NAME ANY BROKER-DEALERS IN A POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT, IF:

     o    KARAMCO USES BROKER-DEALERS AS PRINCIPALS OR AGENTS TO EFFECT THE
          RESALES,

     o THE BROKER-DEALERS WILL BE RECEIVING UNDERWRITERS' DISCOUNTS OR CONCESSIONS, AND

     o    THE BROKER-DEALERS WILL BE SELLING THE SHARES AT THE MARKET,

PLEASE CONFIRM IN YOUR RESPONSE LETTER YOUR UNDERSTANDING OF WHEN A POST EFFECTIVE AMENDMENT IS APPROPRIATE IN THIS CONTEXT.

Response: We have revised the Selling Securityholder Plan of Distribution on page 58 to indicate that Karamco is an underwriter and have removed any suggestion in the section that no underwriters are involved in the resale of the shares. Please see page 58.

We will file a post-effective amendment if the following three conditions are applicable:

     o Karamco uses broker-dealers as principals or agents to effect the resales,

     o the broker-dealers will be receiving underwriters' discounts or concessions, and


     o    the broker-dealers will be selling the shares at the market.

In the event that one of such conditions are not met, we believe that we will not be required to file a post-effective amendment.

COMMENT 8: PLEASE INCLUDE INFORMATION PURSUANT TO ITEM 508 OF REGULATION S-K CONCERNING KARAMCO, TO THE EXTENT APPLICABLE. FOR EXAMPLE, CONSIDER PROVIDING THE INFORMATION CALLED FOR BY ITEM 508(g).

Response: Although Karamco is an underwriter, it has no obligation to take, place or pay for the securities being offered by the registration statement. As stated, the Company issued the shares to Karamco and the Company is registering the shares on behalf of Karamco for resale. Further, the Company has no obligation, whether contractual of otherwise, to indemnify Karamco against any liability arising under the Securities Act.

COMMENT 9: INCLUDE A DESCRIPTION OF THE KARAMCO PRIVATE PLACEMENT, AS REQUIRED BY ITEM 701 OF REGULATION S-K.

Response: We have included a description of the Karamco private placement as required by Item 701 of Regulation S-K. Please see page II-3.

     The Company believes that they have responded to all of the Staff's comments. While the Company appreciates your willingness to review the pages supplementally, the Company has chosen to file the amendment so that the accountants can simultaneously complete their review. If you have any questions or anything that I can do to facilitate your review, please let me know. The Company would like to go effective as soon as possible. Your anticipated cooperation is greatly appreciated.

                                                  Sincerely,

                                                 \s\ Arthur S. Marcus, Esq.
                                                 --------------------------
                                                 Arthur S. Marcus, Esq.